SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2020


ASSETS


ASSETS

Cash and cash equivalents	$	1,006,703
Investment securities		1,764,178
Commissions receivable		1,202,846
Office furniture, fixtures and equipment, net of accumulated depreciation		-
TOTAL ASSETS		3,973,727


LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES

Accounts payable and accrued expenses	26,837
TOTAL LIABILITIES	26,837

STOCKHOLDERS' EQUITY

Common stock (10,000 shares authorized; 4,392 shares issued and outstanding)	43,897
Additional paid in capital	27,300
Treasury stock (790 shares)	(22,257)
Retained earnings	3,897,950
TOTAL STOCKHOLDERS' EQUITY	3,946,890
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,973,727